EXHIBIT 99.1

Nanobiotix to Present at Upcoming Investor Conferences in March

PARIS and CAMBRIDGE, Mass., March 06, 2024 (GLOBE NEWSWIRE) -- NANOBIOTIX (Euronext: NANO –– NASDAQ: NBTX – the ‘‘Company’’), a late-clinical stage biotechnology company pioneering physics-based approaches to expand treatment possibilities for patients with cancer, announced today that Company management will participate in fireside chats at the upcoming Guggenheim Healthy Altitudes Summit and the Leerink Partners Global Biopharma Conference. Please see below for details on each event.

Leerink Partners Global Biopharma Conference
Date: Wednesday, March 13, 2024
Time: 8:40 AM EST / 1:40 PM CET
Location: Miami, FL
Presenter: Laurent Levy, co-founder of Nanobiotix and chairman of the executive board

Guggenheim Healthy Altitudes Summit
Date: Wednesday, March 13, 2024
Time: 8:15 AM MST / 4:15 PM CET
Location: Telluride, CO
Presenter: Bart Van Rhijn, chief financial officer of Nanobiotix

The fireside chats will be webcast live from the events page of the Investors section of the Company’s website. Replays of the webcasts will be available following the events.

About NANOBIOTIX

Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The Company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris, France and is listed on Euronext Paris since 2012 and on the Nasdaq Global Select Market in New York City since December 2020. The Company has subsidiaries in, among other, Cambridge, Massachusetts (United States).

Nanobiotix is the owner of more than 20 umbrella patents associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter.

Contacts

Nanobiotix
Communications Department Brandon Owens VP, Communications +1 (617) 852-4835 contact@nanobiotix.com	Investor Relations Department Craig West SVP, Investor Relations +1 (617) 583-0211 investors@nanobiotix.com
Media Relations
FR – Ulysse Communication Pierre-Louis Germain + 33 (0) 6 64 79 97 51 plgermain@ulysse-communication.com	Global – LifeSci Advisors Kevin Gardner +1 (617) 283-2856 kgardner@lifesciadvisors.com

Attachment

  2024-03-06 -- NBTX -- Presenting @ March Conferences -- FINAL (1).pdf (https://ml.globenewswire.com/Resource/Download/b4318ecf-0daf-4ade-9046-14456bc8effb)